U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                         (Check One)
[X] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11-K
                               [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
         For Period Ended:  December 31, 1997
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ]  Transition  Report on Form N-SAR
         For the Transition Period Ended:


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:. Not Applicable
 ................................................................................

Part I--Registrant Information

Full Name of Registrant:  Finca Consulting, Inc.
 ................................................................................
Former Name if Applicable:  Not Applicable.
 ................................................................................
Address of principal Executive Office (Street and Number)
Koenigsalle 106, 40215 Dusseldorf, Germany
 ................................................................................
         City, State and Zip Code

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   X (b) The subject annual report on Form 10-K will be filed on or before April 15, 1998, the fifteenth calendar day following the prescribed due date, March 31, 1998; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable: Not Applicable.




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PART III--Narrative

The reasons Registrant's Annual Report on Form 10-K could not be filed by March 31, 1998, the prescribed due date therefor, are set forth on the attached letter of Volker Montag, President and Chief Executive Officer of Registrant, dated March 27, 1996.


PART IV--Other Information

         (1) Name and telephone number of person to contact in regard to this notification
            Volker Montag, President           011-49-211-384860
 ................................................................................

                  (Name)                   (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):
                                                       [X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?:

                                                       [X] Yes          [ ] No

         Please see letter, dated March 20, 1998, from Volker Montag, President of Registrant explaining the anticipated changes, both narratively and quantitatively, of any significant changes in the results of operations for Registrant's fiscal year ended December 31, 1997 from the Registrant's fiscal year ended December 31, 1996, which will be reflected in the Registrant's earnings statements.

                              Finca Consulting,Inc.
 ................................................................................
                  (Name of Registrant as specified in charter) has caused this notification to be signed on behalf by the undersigned thereunto duly authorized


Date...March 20, 1998..............  By..s/Volker Montag........................
                                        Volker Montag, President















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                             Finca Consulting, Inc.
                                 Koenigsalle 106
                                40215 Dusseldorf
                                     Germany

                                 March 20, 1998


VIA EDGAR FILING
Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  RE:      Finca Consulting, Inc.
                           Commission File No. 33-31639
                           Form 12b-25 re Form 10-KSB for Fiscal Year Ended December 31, 1997

Dear Ladies and Gentlemen:

         Pursuant to Rule 0-3 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing please find one (1) conformed signature copy of Form 12b-25 submitted herewith for filing pursuant to Rule 12b-25 of the Act.

                                                PART III - NARRATIVE

         Please be advised that Registrant's accountants, managers and independent auditors have been engaged in preparing all of the portions of Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 during the last 90 days and will not be able to complete all of the portions contained in said Form 10-K on or before March 31, 1998, without incurring unreasonable expense and enduring unreasonable burdens in the preparation thereof.

                                            PART IV - OTHER INFORMATION

         (3) Please be advised that Registrant expects to report a loss of approximately $3,700,000, or ($0.36) per share, for its fiscal year ended December 31, 1997, representing a significant increase of approximately 25% in its losses as compared to the loss of $3,016,509, or ($0.48) per share, reported in Registrant's Form 10-K for its prior fiscal year ended December 31, 1996.

         Registrant hereby undertakes to file the subject Form 10-K on or before April 15, 1998.

                                    Very truly yours, FINCA CONSULTING, INC.

                                    By:   s/Volker Montag
                                          Volker Montag, President


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